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                                                                     EXHIBIT 4.7

STRICTLY PRIVATE AND CONFIDENTIAL

4 February 2004

DF China Technology Inc.
Unit 3207-08 West Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong
China

Attention: Mr. Aaron Zhu

Dear Sirs,

INTRODUCTION OF POTENTIAL INVESTORS TO DF CHINA TECHNOLOGY INC.

This letter serves as an agreement (the "Agreement") between Quam Securities Company Limited ("Quam") and DF China Technology Inc. (the "Company") pursuant to which the Company agrees to appoint Quam as the arranger, on a best effort basis, to source potential investors in respect of a placing of new shares in the capital of the Company (the "Proposed Transaction").

The countersigning of this letter of agreement by an authorized signatory of Quam and the Company is intended to form legally binding obligations on the two parties and shall constitute an acceptance by the Company of the terms and conditions set out below:

1.    Background

      The securities of the Company are listed on NASDAQ in the US. The Company is now seeking a new equity funding of not exceeding US$5 million to finance its business development in future. The issue price per share is intended to be US$0.2 per share.

2.    Scope of Services to be provided

      Under this Agreement, Quam accepts the responsibilities of acting as the arranger to the Company in relation to the Proposed Transaction. The services to be provided by Quam as the arranger will include the following:

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      (i)   to seek potential investors for the Proposed Transaction on behalf of the Company; and

      (ii) to liaise and co-ordinate between the management and the Company and potential investors as required; and

      (iii) to assist in the negotiations with potential investors.

3.    The Company's Responsibilities

      (i) to obtain a valid board resolution of the Company authorizing the appointment of Quam as the arranger in respect of the Proposed Transaction; and

      (ii) to provide Quam will all relevant information regarding the Company that Quam may reasonably require to properly perform its duties as set out herein provided that all such information has been publicly disclosed; and

      (iii) to assist Quam personnel in the performance of their duties in respect of the Proposed Transaction by providing full and frank disclosure of all matters that bay be relevant to the Proposed Transaction provided that all such information has been publicly disclosed.

4.    Commencement of Assignment

      Quam proposes to commence its duties and responsibilities upon acceptance and countersignature and return of this Agreement.

5.    Remuneration

      The fee payable to Quam in connection with the Proposed Transaction to be provided shall be HK$200,000. Such fee shall be payable upon completion of the Proposed Transaction and may be deducted by Quam from the proceeds for the Proposed Transaction if applicable.

6.    Expenses

      The Company shall reimburse Quam upon demand for all out of pocket expenses incurred by Quam in relation to the Proposed Transaction and undertake to indemnify Quam the full amount if Quam were to incur any US tax liabilities as a result for the provision of services to the Company in respect of the Proposed Transaction. Fees payable for other professional services engaged in relation to the Proposed Transaction and their related out of pocket expenses shall be paid by the Company. All commitments to any such expenses shall be discussed and agreed with the Company prior to

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      such expenses being incurred. All such expenses shall remain due and payable by the Company whether or not Quam continues to be the arranger for the Proposed Transaction.

7.    Indemnity

      The Company hereby indemnifies and holds Quam harmless from and against any and all losses, claims, damages or liabilities, incurred by Quam in relation with the aforementioned services provided to the Company, save to the extent that any such loss, claim, damage or liability arises as a direct result of the willful default or negligence of Quam.

8.    Confidentiality

      Save for the exception noted below, all information received concerning the Company shall be kept strictly private and confidential by Quam. Such information shall only be used in connection with the provision of aforementioned services to the Company and shall not be disclosed to any third parties and/or potential investors of the Company without the prior consent or approval of the Company.

9.    Termination Clause

      In accordance with market practice, Quam reserves the right to resign from this engagement by giving the Company 14 days' notice (taking account of the circumstances of the case) in writing if there arise any circumstances, including regulatory requirements both in Hong Kong and the United States of America, which in the opinion of Quam, makes it inadvisable for Quam to continue to act for the Company. Further, the Company has the right to cancel the engagement with Quam by giving 14 days' notice. Quam accepts no liability whatsoever in relation to the termination of engagement as a result of this clause.

10.   Governing Law

      This Agreement shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region of the People's Republic of China.

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11.   Duration of Agreement and Continuity

      The terms herein shall become effective upon signing of this letter by both parties hereto and shall continue and remain in force until 31 March 2004, save that any outstanding fees payable to Quam shall remain payable thereafter.

Please confirm your acceptance of the terms and conditions are acceptable of this Agreement by countersigning and returning the attached copy letter.

Yours faithfully,
For and on behalf of
QUAM SECURITIES COMPANY LIMITED

_________________________________
Authorized Signatory

Agreed and Confirmed by:
For and on behalf of
DF CHINA TECHNOLOGY INC.

______________________________
Authorized Signatory

Name:
Date: